Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

35th Floor

New York, NY 10019

March 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Funds
File Nos.: 333-28697 and 811-08243

Dear Sir or Madam:

Pursuant to Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”), and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust is Post-Effective Amendment No. 173 under the 1933 Act, and Amendment No. 174 under the 1940 Act, to the Trust’s Registration Statement on Form N-1A to become effective on March 29, 2016.

Please note that this filing separates the Direxion Monthly NASDAQ-100® Bull 1.25X Fund and the Direxion Monthly NASDAQ-100® Bear 1.25X Funds into a separate prospectus. These Funds were originally filed as part of a prospectus with the Direxion Monthly NASDAQ Biotechnology Bear 1.25X Fund, Direxion Monthly MSCI Europe Bear 1.25X Fund and the Direxion Monthly MSCI EAFE Bear 1.25X Fund.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy Fuller of K&L Gates at (202) 778-9100.

Sincerely,

/s/ Angela Brickl
Angela Brickl
Chief Compliance Officer
Rafferty Asset Management, LLC